Exhibit 23.1
Consent of Independent Registered Public Accounting Firm
We consent to the reference to our firm under the caption "Experts" in this Registration Statement (Form S-3) and related Prospectus of Arcutis Biotherapeutics, Inc. for the registration of common stock, preferred stock, debt securities, warrants, purchase contracts and/or units and to the incorporation by reference therein of our report dated February 25, 2026, with respect to the consolidated financial statements of Arcutis Biotherapeutics, Inc., and the effectiveness of internal control over financial reporting of Arcutis Biotherapeutics Inc., included in its Annual Report (Form 10-K) for the year ended December 31, 2025, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Los Angeles, CA
February 25, 2026